Rio Narcea Reports 2005 Results
Sales From Nickel Operations Approach US $48 Million
(All amounts are reported in U.S. dollars except otherwise indicated)

Toronto, Ontario, March 29 2006 -- **Rio Narcea Gold Mines, Ltd. (TSX: RNG and AMEX: RNO) ("Rio Narcea" or "the Company")** today announced its results for the year ending December 31, 2005.

2005 Highlights

- Commissioning of the Aguablanca nickel mine completed and commercial production commenced with sales of 11.2 million pounds of nickel at a cash cost[a] of $3.17 per pound, generating sales of $47.9 million dollars. Nickel production was11.9 million pounds.

- Construction commenced in November at the Tasiast gold project in Mauritania, with a lump-sum turn-key contract awarded to Senet in January 2006.

- Operating cash flow of $9.0 million.

- $53.6 million held in cash and cash equivalents at year end.

- Net loss of $42.1 million, including a derivatives loss of $25.3 million, a foreign currency exchange loss of $11.6 million and an accrual for mine closure of $4.1 million. The derivatives loss occurred primarily from copper derivative financial instruments related to the Aguablanca project finance.

- El Valle and Carlés mines produced 68,945 ounces of gold at a cash cost[a] of $445 per ounce in 2005. In February 2006, the Company decided to proceed with the closure of these operations.

- Asturian Government's (Spain) rejection of the application for the "change of land use" required to develop the Salave gold project prompted legal proceedings by the Company and impacted plans for the El Valle and Carlés mines.

[a] Refers to Non-GAAP Measures Section of MD&A

"2005 marked a year of transition for Rio Narcea. The Company saw its Aguablanca nickel mine achieve operating results close to design specifications by the fourth quarter. The Company also decided to proceed with the development of the Tasiast gold project in Mauritania. Construction in Mauritania will continue through 2006 with gold production scheduled for 2007," said Chris von Christierson, Chairman and Chief Executive Officer.

"Results at our gold operations in northern Spain continued to disappoint as mining costs increased at El Valle and Carlés, due to bad ground conditions, resulting in high dilution. These factors, together with the decision of the Regional Government of Asturias not to authorize the change in land use required to develop the Salave gold deposit (which could have utilized the El Valle mill) resulted in the decision in February 2006, to close these mines by the end of 2006. Closure will eliminate cash flow losses from these operations and allow management to focus on core assets and new business opportunities," he continued.

"In short, we have met the challenges that have confronted us and the Company is now poised for a new era of growth," he concluded.

2005 Financial Results

The financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference should be made to note 17 of the audited consolidated financial statements for a reconciliation of significant differences between Canadian and U.S. generally accepted accounting principles.

For the year ending December 31, 2005, Rio Narcea generated a net loss of $42,125,000 (0.27 per share) on revenues of $105,500,000 as compared to a net loss of $44,445,000 (0.36 per share) on revenues of $68,503,000 for the same period in 2004.

The net loss in 2005 includes a derivative loss of $25.3 million, a foreign currency exchange loss of $11.6 million and an accrual of $4.1 million for closure of the El Valle and Carlés mines. The derivatives loss is attributed mainly to the copper derivative financial instruments entered into for the Aguablanca project finance. The net loss in 2004 includes a write-down of $28.4 million. The sales and net loss numbers for both years includes the tolling of Nalunaq ore.

Cash provided by operating activities in 2005 was $8,965,000 as compared to $8,878,000 in 2004, while cash and cash equivalents declined to $53,624,000 from $81,889,000 as a result of significant investing expenditures at Aguablanca and Tasiast, coupled with net repayments of bank loans and the negative effect of the stronger US dollar on the cash and cash equivalents held in Euros.

Fourth Quarter

During the fourth quarter of 2005, the Company realized a net loss of $9,667,000 ($0.06 per share) on revenues of $34,131,000, compared with a net loss of $31,366,000 ($0.21 per share) on revenues of $16,026,000 in the same quarter in 2004. Cash flow from operations for the fourth quarter of 2005 quarter was $13,037,000, compared with a negative cash flow of $3,354,000 in the same period last year. The improvement in cash flow is attributable to the nickel production at Aguablanca. The quarterly results include the tolling of gold ore from Nalunaq.

A complete set of Rio Narcea's Consolidated Financial Statements and Management's Discussion and Analysis for the year-ended December 31, 2005 are posted on our website at www.rionarcea.com and have been filed with Sedar at www.sedar.com.

Review of Operations

Aguablanca Nickel Mine

The construction of the Aguablanca open pit mine (Ni-Cu-PGM) and its on-site processing facilities was completed in mid-December 2004 and commissioning commenced immediately thereafter. Although initial throughput was constrained due to equipment design problems encountered during start-up, a systematic program of changes was implemented by the Company such that by the end of 2005, the plant achieved operating results close to design specifications. In January 2006, the performance tests, as specified in terms of the lump-sum contract with Fluor Corporation, were achieved.

The mine plan and process facilities were designed for an annual production of 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM.

During 2005, Aguablanca milled 997,224 tonnes of ore with a nickel head grade of 0.76% and a copper head grade of 0.55%. The nickel recovery rate was 71.3% producing 11,863,000 pounds of nickel and the copper recovery rate was 88.7% producing 10,776,000 pounds of copper. The Company achieved fourth quarter 2005 results of 274,434 tonnes of ore milled with a nickel head grade of 0.86% and recovery rate of 78.8% for 4,085,000 pounds of nickel and a copper head grade of 0.59% with a recovery rate of 90.7% for 3,224,000 pounds of copper. Management is confident that performance can be further improved during 2006.

In conjunction with commencement of the open pit operations, a 2,700 metre-long ramp below the Aguablanca open pit was developed and completed in 2005, which has facilitated commencement of an underground infill drilling program to test the continuation of ore at depth. Infill and exploration drilling both from underground and surface will continue during 2006.

Tasiast Gold Project

Rio Narcea owns 100% of the Tasiast gold project located in Mauritania, West Africa.

Total Mineral Reserves and Resources at Tasiast are as follows:

Tasiast Gold Project - Mineral Reserves and Resources (@1 g/t gold cut-off) [a]

	Tonnes (000)	Grade (g/t)	Contained Gold (ounces)
Mineral reserves			
Proven	602	3.75	73,000
Probable	8,337	3.03	812,000
Total proven and probable reserves	**8,939**	**3.08**	**885,000**
Mineral resources			
Measured	628	3.92	79,000
Indicated	11,441	3.01	1,106,000
Total measured and indicated resources	**12,069**	**3.06**	**1,185,000**
Inferred resources	12,428	2.25	889,000

[a] Mineral resources included mineral reserves.

The Tasiast reserve estimate was prepared by A.C.A. Howe International Ltd. ("A.C.A. Howe") under the supervision of Daniel C. Leroux, P.Geo., a Qualified Person independent of Rio Narcea, as disclosed in the 43-101 report dated January 31, 2006 (the "2006 A.C.A. Howe Technical Report") which report adopted section 5.0 of the SNC Lavalin 43-101 report dated May 27, 2004. Rio Narcea's modifications to the pit design have resulted in slight changes to the mineral reserve estimate originally prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance. The Tasiast resource estimate was prepared by A.C.A. Howe under the supervision of Daniel C. Leroux, P.Geo. a Qualified Person independent of Rio Narcea. As disclosed in the 2006 A.C.A. Howe Technical Report, A.C.A. Howe audited the previous resource estimate prepared by A.C.A. Howe and set out in their 43-101 report dated October 10, 2003.

These reserves were calculated at a gold price of $370 per ounce.

In January 2005, Rio Narcea awarded the basic engineering for the Tasiast project to Senet, an international engineering, design and project management company based in South Africa. Capital costs for the Tasiast project are estimated at $63.5 million and the cash cost (refer to Non-GAAP Measures section of the MD&A) over the 8-plus year open pit mine-life is expected to average $240 per ounce.

Increased capital costs, as compared with the 2004 feasibility study, are related to a number of factors including a $5.8 million increase in the costs for the power plant, which will utilize heavy fuel oil rather than the more costly diesel fuel. Other cost increases were related to the rise in prices of construction and related materials. In January 2006, a lump-sum turn-key contract was awarded to Senet for the construction of the plant and related facilities. Construction of the project is expected to be completed during the first half of 2007.

The project will be financed by a combination of project debt financing, the Company's existing cash and projected future operating cash flow. In November 2005, Rio Narcea signed a mandate letter with Macquarie Bank Ltd. to provide a $45 million debt facility for the construction of the project. The debt facility, which is subject to Macquarie's credit approval, including the usual technical and legal due diligence, comprises a $40 million project loan, a $5 million guaranteed loan and a gold hedging facility under which the Company will be required to enter into a price protection program for 340,000 ounces of gold, assuming the total facility is drawn down.

El Valle and Carlés Mines

During 2005, the Company continued to produce gold from its El Valle and Carlés underground operations situated in northern Spain. Gold production from the Company's own operations in 2005 was 68,945 ounces compared to 118,580 ounces in 2004 (174,175 in 2003). In addition, the Company treated 113,931 tonnes of Nalunaq ore in 2005 (21% of plant capacity), compared to 93,780 tonnes treated in 2004 (13% of plant capacity). The lower production from El Valle and Carlés was due a 14% reduction in head grade due to higher than expected dilution (from 6.4 grams per tonne in 2004 to 5.5 grams per tonne in 2005), and 31% less plant throughput due to the hardness of the underground ores treated compared to the softer ores from the El Valle open pit mined and treated previously. Cash costs (refer to Non-GAAP Measures section of the MD&A) for the El Valle and Carlés operations increased to $445 per ounce, compared to $215 in 2004 and $146 in 2003.

At year end 2005, mineral reserves are as follows:

El Valle and Carlés Gold Mines - Mineral Reserves

	Tonnes (000)	Gold Grade (g/t)	Contained Gold (ounces)	Copper Grade (%)	Contained Copper (000 lb)
Mineral reserves					
Proven [a]	390	4.32	55,000	0.80	6,835
Probable	64	4.30	9,000	0.41	580
Total proven and probable reserves	**454**	**4.31**	**64,000**	**0.74**	**7,414**

[a] Include the estimated 14,000 ounces of gold contained in 100,000 tonnes of stockpiled ore.

The El Valle and Carlés reserves estimate and updates are prepared by or under the direction of Alan C. Noble, of ORE Reserves Engineering, Colorado, USA, who is a Qualified Person independent of Rio Narcea as that term is defined in National Instrument 43-101.

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. As a result, an orderly mine closure procedure will commence as soon as practicable, with the ultimate cessation of production and the closure of both the El Valle and Carlés mines being completed no later than the end of 2006. As a result of this decision, mining during 2006 will be concentrated in already developed areas with better rock conditions and higher grades. There will be no further investment in underground development.

Total closure costs, including site rehabilitation costs at El Valle and Carlés and statutory employee severance payments, are not expected to exceed $5.9 million, all of which has been accrued for as of December 31, 2005.

On March 9, 2006, the Company gave notice to Nalunaq that, in accordance with the existing tolling agreement, the agreement will terminate on September 30, 2006.

Salave Gold Project

In May 2004, Rio Narcea began a full feasibility study on Salave that included the compilation of previous exploration and drilling information into a single database. Additionally, an infill drilling program was initiated to close the drill hole spacing to 25 metres, and was completed in May of 2005.

A review of the deposit indicates that four of the principal zones of mineralization remain open for possible additions to the current resource. Drilling extended the high-grade Mirayos zone to the northwest and increased the average grade of the Lagos zone in the south central sector of the deposit.

During 2004, a technical resource report compliant with National Instrument 43-101 for the Salave deposit was prepared by independent consultants Roscoe Postle Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo., a Qualified Person independent of Rio Narcea, and was filed on November 8, 2004. The report was based on all available information and drill data from previous work on the project but included only the first 15 holes from the infill drill program. The study estimates the Salave project contains an approximate measured and indicated resource of 1.5 million ounces of gold in 15,195,000 tonnes grading 3.0 g/t gold using a cut-off grade of 1.0 g/t gold. An additional 0.2 million ounces of gold is estimated to be contained in 2,813,000 tonnes grading 2.5 g/t gold in the inferred resource category.

In 2004, the Company commenced the permitting process and during 2005 all requisite documentation was presented for approval. In August 2005, the regional Government of Asturias rejected the application for "change of land use" required to develop the project. The decision, which was not based on environmental factors, was not anticipated because it contradicted several other authorizations received by the Company from the Government of Asturias, including the expropriation of certain farm land and reclassification for mining use. After a review of its legal options, the Company commenced legal applications to the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Exploration

During 2005, limited exploration was conducted in the 4,600 sq. km. Ossa Morena project area in Southern Spain and Portugal on nickel sulfide and iron oxide copper gold ("IOCG") targets. Rio Narcea is currently in discussions with certain companies that have expressed interest to enter into farm out exploration agreements on the Company's Ossa Morena land position.

A preliminary review of the exploration database on the Company's extensive 16,000 sq. km. land position in Mauritania is indicating that the three blocks of mineral rights currently held by Rio Narcea have geological potential to host not only additional gold mineralization, but also nickel-copper mineralization. The Company is planning to commence active exploration on its Mauritanian land holdings in 2006.

During 2005, Rio Narcea undertook exploration drilling in Area 107, located close to the existing underground operations at El Valle. Drilling here encountered a number of high grade gold intersections and also indicated structural continuity of the mineralized zone. The mineralization remains open at depth and towards the southeast where the best intersections have been encountered. The Company is evaluating exploration options in this area.

On February 1, 2006, the Company appointed Dr. Carl Hering as Senior Vice President Exploration and Business Development. Under his leadership, the Company is reviewing exploration plans on its large land packages both in the southern Iberian Peninsula and Mauritania. Dr. Hering is also charged with the investigation and acquisition of new exploration and business opportunities that will contribute to Rio Narcea's future growth in shareholder value.

Conference Call and Webcast

On Friday, March 31, 2006 at 9:00 a.m. (EST) management will host a conference call and webcast to discuss the Company's fourth quarter and year-end results. In order to join the conference call, in the **U.S. and Mexico please dial 1 (877) 461-2814** and in **Canada and outside North America please dial 1 (416) 695-5259**. The conference call will be broadcast live and recorded and archived on the web at www.rionarcea.com or www.ccnmatthews.com/RioNarceaQ42005. In order to access this service, you will need to have Windows Media Player installed on your computer.

A replay of the call will be available until April 5, 2006 by dialing 1 (416) 695-5275 or 1 (888) 509-0081, passcode 617973. If you would like to listen to a replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it's at El Valle and Carlés projects in northern Spain. Closure of the northern Spanish gold mines is planned for by the end of 2006. Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements

This press release may contain certain "forward looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

John Hick
Vice-Chairman
Tel: +1 416 956 7470
E-mail: jhick@rngm.com

Omar Gomez
C.F.O.
Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

David Baril
COO
Tel: + (34) 98 573 3300
E-Mail: david.baril@rngm.es

Web Site: www.rionarcea.com

Michelle Roth
Roth Investor Relations, Inc.
Tel. +1 732 792 2200
Email: michelleroth@rothir.com